Exhibit 99.1

RRSat Global Communications Network Ltd.
and its Subsidiary Company

Interim Consolidated Financial Statements
As of March 31, 2007
(Unaudited)

RRSat Global Communications Network Ltd. and its subsidiary company

Index to the Consolidated Financial Statements as of March 31, 2007 (Unaudited)

Contents

RRSat Global Communications Network Ltd. and its subsidiary company

Consolidated Balance Sheets

In thousands, except share data

	March 31 2007	December 31 2006
	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	$24,812	$51,393
Marketable securities	13,335	1,454
Accounts receivable:
Trade (net of provision for doubtful account of $ 1,228
and $ 987 as of March 31, 2007 and December 31,
2006, respectively)	9,450	10,187
Other	964	797
Fair value of embedded currency conversion derivatives	704	743
Related parties	145	64
Deferred taxes	245	184
Prepaid expenses	941	215

Total current assets	50,596	65,037

Deposits and long-term receivables	848	1,018

Marketable securities	16,575	-

Assets held for employee severance payments	678	626

Fixed assets, at cost, less accumulated depreciation
and amortization	12,553	12,452

Total assets	$81,250	$79,133

May 7, 2007

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiary company

Consolidated Balance Sheets

In thousands, except share data

	March 31 2007	December 31 2006
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities
Account payable:
Trade	$4,257	$4,488
Other	1,857	1,845
Fair value of embedded currency conversion derivatives	343	410
Related parties	30	27
Deferred income	3,444	3,992

Total current liabilities	9,931	10,762

Long-term liabilities
Deferred income	3,985	3,945
Liability in respect of employee severance payments	820	660
Deferred taxes	439	421

Total long-term liabilities	5,244	5,026

Total liabilities	15,175	15,788

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of March 31, 2007 and December 31, 2006,
17,242,300 shares issued and fully paid as of
March 31, 2007 and December 31, 2006)	40	40
Additional paid in capital	51,385	51,280
Retained earnings	14,650	12,025

Total shareholders' equity	$66,075	$63,345

Total liabilities and shareholders' equity	$81,250	$79,133

RRSat Global Communications Network Ltd. and its subsidiary company

Consolidated Statements of Operations

In thousands, except share data

	Three months ended		Year ended December 31 2006
	March 31 2007	March 31 2006
	(Unaudited)	(Unaudited)	(Audited)

Revenues	$13,275	$9,423	$43,284

Cost of revenues	8,470	5,913	27,451

Gross profit	4,805	3,510	15,833

Operating expenses

Sales and marketing	662	490	1,831

General and administrative	1,435	812	3,588

One time fees associated
with the IPO	-	-	1,000

Total operating expenses	2,097	1,302	6,419

Operating income	2,708	2,208	9,414

Interest and marketable
securities income	569	55	450

Currency fluctuation and
other financing income, net	8	2	374

Changes in fair value of
embedded currency
conversion derivatives	28	124	243

Other income, net	-	-	4

Income before taxes on
income	3,313	2,389	10,485

Income taxes	688	828	3,180

Net income	$2,625	$1,561	$7,305

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiary company

Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Three months ended		Year ended
	March 31 2007	March 31 2006	December 31 2006
	(Unaudited)	(Unaudited)	(Audited)

Income per ordinary share

Basic income per ordinary
share	0.15	0.12	0.53

Diluted income per
ordinary share	0.15	0.12	0.53

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,242,300	13,047,300	13,746,467

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,313,715	13,129,200	13,793,694

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiary company

Consolidated Statements of Changes in Shareholders' Equity

In thousands, except share data

	Ordinary shares
	Share	Amount	Additional paid-in capital	Retained earnings	Total

Three months ended
March 31, 2007 (unaudited)

Balance as at
January 1, 2007	17,242,300	$40	$51,280	$12,025	$63,345
Stock-based compensation	-	-	105	-	105
Net income	-	-	-	2,625	2,625

Balance as at March 31, 2007	17,242,300	$40	$51,385	$14,650	$66,075

Three months ended
March 31, 2006 (unaudited)

Balance as at
January 1,2006	13,047,30	$-	$3,812	$6,695	$10,507
Stock-based compensation	-	-	3	-	3
Net income	-	-	-	1,561	1,561

Balance as at March 31, 2006	13,047,30	$-	$3,815	$8,256	$12,071

Year ended
December 31, 2006 (audited)

Balance as at January 1, 2006	13,047,300	$-	$3,812	$6,695	$10,507

Ordinary shares issued	4,195,000	40	47,351	-	47,391
Stock based compensation	-	-	117	-	117
Dividend paid $0.15/share	-	-	-	(1,975)	(1,975)
Net income	-	-	-	7,305	7,305

Balance as at
December 31, 2006	17,242,300	$40	$51,280	$12,025	$63,345

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiary company

Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31 2007	March 31 2006	December 31 2006
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income	$2,625	$1,561	$7,305
Adjustments required to reconcile net income to net cash
provided by operating activities

Depreciation and amortization	670	500	2,274
Provision for losses in account receivable	241	-	618
Deferred taxes	(43)	(24)	32
Changes in liability for employee severance payments, net	108	68	23
Capital gains on sale of fixed assets, net	-	-	(1)
Interest on securities held to maturity	(154)
Expenses in relation of options granted	105	3	117
Changes in fair value of embedded currency conversion
derivatives	(28)	(124)	(243)

Changes in assets and liabilities:
Decrease (increase) in marketable securities, net	(3,124)	32	(232)
Decrease (increase) in account receivable - trade	496	(652)	(5,180)
Increase in related parties, net	(78)	-	(37)
Decrease (increase) in account receivable - other	(167)	16	25
Decrease (increase) in prepaid expenses	(726)	(47)	127
Increase (decrease) in deposits and long-term receivables	170	2	(227)
Increase (decrease) in account payables	(219)	2,342	1,912
Increase (decrease) in deferred income	(508)	(1,191)	3,306

Net cash (used in) provided by operating activities	$(632)	$2,486	$9,819

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiary company

Consolidated Statements of Cash Flows (cont'd)

In thousands

	Three months ended		Year ended
	March 31 2007	March 31 2006	December 31 2006
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from investing activities
Investment in fixed assets	$(771)	$(2,123)	$(5,903)
Investment in securities held to maturity	(25,178)	-	-
Proceeds from sale of fixed assets	-	-	1

Net cash used in investing activities	(25,949)	(2,123)	(5,902)

Cash flows from financing activities
Dividend paid	$-	$-	$(1,975)
Proceeds from issuance of ordinary shares, net of
offering costs of $ 5,046	-	-	47,391

Net cash provided by financing activities	$-	$-	$45,416

Increase (decrease) in
cash and cash equivalents	$(26,581)	$363	$49,333

Balance of cash and cash equivalents at beginning
of period	51,393	2,060	2,060

Balance of cash and cash equivalents at end
of period	$24,812	$2,423	$51,393

A. Supplementary cash flow information

Interest paid	-	-	1
Income taxes paid	$1,008	$753	$2,941

The accompanying notes are an integral part of the interim financial statements.

RRSat Global Communications Network Ltd. and its subsidiary company

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Basis of Presentation

A.	Description of business

RRSat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet transmission capacity.

B.	Basis of presentation

The accompanying unaudited financial statements have been prepared on the same basis as the Company’s audited financial statements and contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited financial statements and accompanying notes as at December 31, 2006. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 – Marketable Securities

During the period the Company invested an amount of $ 25 million in US debentures which the Company classified, under the rules of Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, as “held-to-maturity”.

Held-to-maturity debt securities are securities in which the Company has the ability and intent to hold the security until maturity and are recorded at amortized cost, adjusted for amortization or accretion of premiums or discounts.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

The Bonds will be repaid between April 2007 and February 2009 and they bear annual interest between 4.9% and 5.35%.

A decline in the market value of any “held-to maturity” security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

RRSat Global Communications Network Ltd. and its subsidiary company

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Revenues

The Company has one operation segment.

The Company does not report the revenues for each service as it is impracticable to do so.

Revenues by geographic areas:

	Three months ended		Year ended
	March 31 2007	March 31 2006	December 31 2006
	(Unaudited)	(Unaudited)	(Audited)

North America	2,783	1,867	8,935
Europe	5,887	3,673	17,974
Asia	1,353	1,286	5,011
Israel	1,350	1,418	5,644
Middle East (other than Israel)	1,616	907	4,683
Rest of the world	286	272	1,037

	13,275	9,423	43,284

Note 4 – Stock-Based Compensation

During the three months ended March 31, 2007, the Company did not grant any options or restricted shares units under the equity incentive plan that was adopted in the fourth quarter of 2006. In addition, none of the options of the restricted shares units were granted in 2006 were exercised or forfeited.

During the first three months ended March 31, 2006, the Company granted 233,100 options to its CEO.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1)	Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2)	Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3)	Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

RRSat Global Communications Network Ltd. and its subsidiary company

Notes to the Consolidated Financial Statements

In thousands

Note 4 – Stock-Based Compensation (Cont’d)

On October 31, 2006, the Company has granted 105,840 restricted shares units which will be vested over four years from the grant date.

Note 5 – Event in the Reported Period

On January 10, 2007, the Company completed the process of incorporating a fully controlled subsidiary (100%) in Cyprus (Benchanson Holding Limited). As at the date of the financial statements, the Cypriot company has not yet commenced operations.